UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant   ☐

Filed by a Party other than the Registrant   ☒

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☒           Preliminary Proxy Statement

☐           Confidential, for Use of the Commission Only (as permitted by Rule14a-6(e)(2))

☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

BENIHANA INC.
(Name of Registrant as Specified in Its Charter)

BENIHANA OF TOKYO, INC.
TRUST U/A JUNE 8, 1998, BETWEEN ROCKY H. AOKI, AS GRANTOR, AND KEVIN
AOKI, KANA AOKI NOOTENBOOM F/K/A KANA GRACE AOKI, KYLE AOKI AND
KENNETH PODZIBA, AS TRUSTEES
MICHAEL W. KATA
KENNETH J. PODZIBA

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED AUGUST 18, 2010

BENIHANA OF TOKYO, INC.

_______, 2010

Dear Fellow Shareholder:

Benihana of Tokyo, Inc. (“BOT”) and the other participants in this solicitation (collectively, the “BOT Group”) are the beneficial owners of an aggregate of 2,153,744 shares of common stock of Benihana Inc. (the “Company”), representing approximately 38.1% of the outstanding shares of common stock of the Company, and 525 shares of Class A common stock of the Company, representing less than 1% of the outstanding shares of Class A common stock of the Company.  For the reasons set forth in the attached Proxy Statement, the BOT Group does not believe that the Board of Directors of the Company is acting in the best interests of its shareholders.  The BOT Group is therefore seeking the support of the holders of the Company’s outstanding common stock at the annual meeting of shareholders scheduled to be held at ______________ located at ___ ________, ________, _________ _______ on Tuesday, September 14, 2010 at 10:00 a.m., for the following:

1.
To elect BOT’s slate of two nominees to the Board of Directors to serve as Class III common stock directors to hold office until the 2013 annual meeting of shareholders and until the election and qualification of their respective successors; and

2.	To ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for fiscal year 2011.

The BOT Group urges you to carefully consider the information contained in the attached Proxy Statement and then support its efforts by signing, dating and returning the enclosed GOLD proxy card today.  The attached Proxy Statement and the enclosed GOLD proxy card are first being furnished to the shareholders on or about ______, 2010.

We are not seeking control of the Board of Directors.  However, we hope that this election contest will send a strong message to the remaining incumbent directors that shareholders are not satisfied with the current direction of the Company.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated proxy.

If you have any questions or require any assistance with your vote, please contact Okapi Partners, which is assisting us, at their address and toll-free numbers listed on the following page.

Thank you for your support.

Kana Aoki Nootenboom
Benihana of Tokyo, Inc.

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of the BOT Group’s  proxy materials, please contact Okapi Partners at the phone numbers or email  listed below.

OKAPI PARTNERS LLC
437 Madison Avenue, 28th Floor
New York, N.Y. 10022
(212) 297-0720
Shareholders Call Toll-Free at: 877-285-5990
E-mail: info@okapipartners.com

2010 ANNUAL MEETING OF SHAREHOLDERS
OF BENIHANA INC.
_________________________

PROXY STATEMENT
OF
BENIHANA OF TOKYO, INC.
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

Benihana of Tokyo, Inc., a New York corporation (“BOT”), the Trust U/A June 8, 1998, between Rocky H. Aoki, as Grantor, and Kevin Aoki, Kana Aoki Nootenboom f/k/a Kana Grace Aoki, Kyle Aoki and Kenneth Podziba, as Trustees, a trust established under the laws of New York (the “Trust”), Michael W. Kata and Kenneth J. Podziba (collectively, the “BOT Group”) are significant shareholders of Benihana Inc., a Delaware corporation (“Benihana” or the “Company”).  Each member of the BOT Group is a participant in this solicitation.  The BOT Group does not believe that the Board of Directors of the Company (the “Board”) is acting in the best interests of its shareholders.  The BOT Group is therefore seeking your support at the annual meeting of shareholders scheduled to be held at ______________ located at ___ ________, ________, _________ _______ on Tuesday, September 14, 2010 at 10:00 a.m., including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), for the following:

1.
To elect BOT’s director nominees, Michael W. Kata and Kenneth J. Podziba (the “BOT Common Stock Nominees”), to serve as Class III common stock directors of the Company to hold office until the 2013 annual meeting of shareholders and until the election and qualification of their respective successors; and

2.	To ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for fiscal year 2011.

The Board currently consists of three classes of directors divided into Class I, Class II and Class III. The Company has two classes of common stock outstanding, common stock, par value $0.10 per share (the “Common Stock”), and Class A common stock, par value $0.10 per share (the “Class A Stock”).  The Company’s certificate of incorporation grants the holders of Class A Stock the right to elect 25% (or the next higher whole number) of each class of directors of the Board (the “Class A common stock director”). The number of Class A common stock directors may not exceed 25% (or the next higher whole number) of the entire Board.  The Board currently consists of nine members, of which three members are Class A common stock directors and the other six members are elected by the holders of Common Stock (the “Common Stock directors”).  At the Annual Meeting three Class III directors, consisting of two Common Stock directors and one Class A common stock director, will be elected to hold office until the 2013 annual meeting of shareholders and until the election and qualification of their respective successors.

This Proxy Statement and the enclosed GOLD proxy card are being furnished to shareholders of Common Stock by the BOT Group in connection with the solicitation of proxies from Benihana’s Common Stock shareholders to be used at the Annual Meeting to elect the BOT Common Stock Nominees to serve as Common Stock directors on the Board.  The BOT Group is not soliciting proxies for the election of the Class A common stock director and the attached GOLD proxy card confers power to vote shares of Common Stock only.

As of the date hereof, the members of the BOT Group were the beneficial owners of an aggregate of 2,153,744 shares of Common Stock, which represents approximately 38.1% of the issued and outstanding Common Stock, all of which shares are entitled to be voted at the Annual Meeting.  The 2,153,744 shares of Common Stock owned in the aggregate by the BOT Group represents approximately 29.8% of the Common Stock voting power at the Annual Meeting.  As of the date hereof, the members of the BOT Group were the beneficial owners of an aggregate of 525 shares of Class A Stock, which represents less than 1% of the issued and outstanding Class A Stock, all of which shares are entitled to be voted at the Annual Meeting.

Benihana has set the close of business on August 10, 2010 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  The mailing address of the principal executive offices of Benihana is 8685 Northwest 53rd Terrace, Miami, Florida 33166.  Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were [ ] shares of Common Stock outstanding, [ ] shares of Class A Stock outstanding and 800,000 shares of Series B convertible preferred stock (the “Series B Stock”) outstanding, which, in the aggregate, are convertible into 1,578,943 shares of Common Stock.  The participants in this solicitation intend to vote all of their shares of Common Stock FOR the election of the BOT Common Stock Nominees and all of their shares of Common Stock and Class A Stock FOR the ratification of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for fiscal year 2011.

THIS SOLICITATION IS BEING MADE BY THE BOT GROUP AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  THE BOT GROUP IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING.  SHOULD OTHER MATTERS, WHICH THE BOT GROUP IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

THE BOT GROUP URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF THE BOT COMMON STOCK NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY BENIHANA MANAGEMENT TO BENIHANA, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF THE BOT COMMON STOCK NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO THE BOT GROUP, C/O OKAPI PARTNERS, WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF BENIHANA, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our GOLD proxy card are available at
http://www.___________.com

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own.  The BOT Group urges you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of the BOT Common Stock Nominees.

•
If your shares of Common Stock are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to the BOT Group, c/o Okapi Partners in the enclosed postage-paid envelope today.

•
If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company with respect to the election of Common Stock directors.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent Common Stock directors, it will revoke any proxy card you may have previously sent to the BOT Group.  Remember, you can vote for our two nominees only on our GOLD proxy card.  So please make certain that the latest dated proxy card you return is the GOLD proxy card.

If you have any questions regarding your proxy,
or need assistance in voting your shares of Common Stock, please call:

OKAPI PARTNERS LLC
437 Madison Avenue, 28th Floor
New York, N.Y. 10022
Shareholders Call Toll-Free at: 877-285-5990
Banks and Brokers Call Collect at: 212-297-0720
info@okapipartners.com

BACKGROUND TO THE SOLICITATION

The following is a chronology of events leading up to this proxy solicitation:

❖
BOT owns a Benihana restaurant in Honolulu, Hawaii and all rights to the Benihana name and trade names, service marks and proprietary systems outside the territory served by the Company which consists of the United States (except for rights related to the State of Hawaii), Canada, Mexico, Central and South America and the islands of the Caribbean Sea.  Benihana also granted to BOT a perpetual license to operate the Honolulu restaurant and an exclusive license to own and operate Benihana restaurants in substantially all of Hawaii and the U.S. micronesian islands.  This license is royalty-free with respect to any Hawaiian restaurant beneficially owned by BOT or its affiliates and bears a royalty of 6% of gross revenues in the event the restaurants are transferred to an unaffiliated third party.

❖	BOT has been a significant shareholder of Benihana since its incorporation in 1995.

❖
BOT opposed the Company’s financing transaction with BFC Financial Corporation (“BFC”) announced on May 18, 2004 (the “BFC Transaction”).  The BFC Transaction provided for the Company to sell $20 million aggregate principal amount of Convertible Preferred Stock to BFC in a private placement.  The Convertible Preferred Stock is convertible into shares of Common Stock at a conversion price of $19.00 per share and has an annual cash dividend of $1.25 per share.  In addition, the approval of the holders of a majority of the Convertible Preferred Stock (i.e., BFC) is required for certain events outside the ordinary course of business, thus providing BFC with “negative” control of the Company.

❖
At Benihana’s 2004 annual meeting of shareholders (the “2004 Annual Meeting”) BOT nominated two director nominees, Lewis Jaffe and Kevin Aoki (who was also nominated as an incumbent director by the Company).  Lewis Jaffe and Kevin Aoki were both elected as directors at the 2004 Annual Meeting.

❖	Kevin Aoki was not re-nominated by the Company for election to the Board at the Company’s 2007 annual meeting of shareholders.

❖
On January 20, 2010, Benihana filed a definitive proxy statement relating to a special meeting of shareholders to consider a proposed Agreement and Plan of Merger by and between the Company and its wholly-owned subsidiary BHI Mergersub, Inc., (the “Merger”) that would effectively give the Company the ability to issue 12,500,000 million shares of Class A Stock under the Company’s Form S-3 covering the sale of up to $30,000,000 of securities.

❖
On January 28, 2010, BOT sent Richard C. Stockinger, the Chief Executive Officer of the Company, a letter setting forth certain of its serious concerns regarding the proposed Merger, including that an equity issuance would be significantly dilutive to existing shareholders. In the letter BOT expressed its belief that an equity offering at a time when the Company’s Common Stock is trading near historic lows would have a very negative impact on all of the current shareholders of the Company except BFC Financial Corporation (“BFC”) which enjoys antidilution protection under the terms of the Series B Preferred Stock.

❖	On July 13, 2010, the Company announced its decision to explore strategic alternatives available to the Company, including a possible sale, in order to maximize shareholder value.

❖	On July 16, 2010, BOT delivered a letter to the Company nominating Michael W. Kata and Kenneth J. Podziba for election as Common Stock directors on the Board.

REASONS FOR THE SOLICITATION

BOT has been a shareholder of Benihana since its incorporation and is currently the largest shareholder, owning in the aggregate approximately 38.1% of the outstanding shares of Common Stock.  As the largest shareholder of the Company, we have a vested financial interest in the maximization of the value of all shares.  We believe our interests are directly aligned with the interests of all shareholders.  The BOT Group is proposing the changes outlined in this proxy statement because we have significant concerns regarding the overall composition and effectiveness of the current Board, the Company’s operational and stock performance and the Company’s corporate governance practices.

We do not believe that the current Board has served the best interests of the Company’s shareholders and we question the ability of the current Board to improve the Company’s operating performance and enhance shareholder value.  Without change to the current Board, we fear that the Company’s value may continue to erode under the continued stewardship of current senior management and BFC.

Specifically, our concerns include the following:

•	Benihana’s stock performance

•	Benihana’s operational performance

•	Benihana’s corporate governance practices

•	Benihana’s recent actions that could potentially dilute the Company’s existing shareholders

Shareholders do not have to look hard to find signs of the Company’s recent poor operational performance.  In fact, in a press release issued on February 18, 2010, Richard C. Stockinger, Benihana’s President and Chief Executive Officer, stated that “the Company's sales and earnings have been softer than management would have hoped over the past year.” According to the Company’s Form 10-Q for the period ended January 3, 2010, the Company’s Net Loss for the ten periods ended January 3, 2010 was approximately $10.6 million, compared with a Net Loss of 6.2 million for the ten periods ended January 4, 2009.

The BOT Group was extremely displeased with the Company’s decision not to re-nominate Kevin Aoki, a representative of the Company’s largest shareholder and a trustee of the Trust, at the Company’s 2007 annual meeting and to instead nominate Mr. Stockinger in his place. Since Mr. Stockinger was elected to the Board on November 2, 2007, the price of Benihana’s shares has significantly declined from $16.15 as of the close of business on November 2, 2007 to $[6.__] as of the close of business on August [__], 2010, the last trading day prior to our definitive proxy filing.

We also strongly believe the Company needs to improve its corporate governance practices.  Currently, four of the nine Board members have certain financial and other relationships with BFC or one of its subsidiaries.  We believe the following potential related party transactions raise concerns as to the accountability of management and the independence of the Board.

Darwin C. Dornbush has held various positions with the Company since 1983, including serving as a director from 1995 to 2005 and then rejoining the Board again in 2009.  In addition:

•	Mr. Dornbush acts as General Counsel of Benihana;

•
The law firm Dornbush Schaeffer Strongin & Venaglia, LLP, of which Mr. Dornbush is senior partner, has received and continues to receive substantial outside counsel fees paid by Benihana. According to the Company’s Proxy Statements filed with the Securities and Exchange Commission, fees paid to Mr. Dornbush’s law firm were $900,000 in fiscal 2009, $900,000 in fiscal 2008, $800,000 in fiscal 2007;

•	Benihana paid Mr. Dornbush approximately $150,000 in salary and benefits since the beginning of fiscal year 2009 in exchange for certain consulting services (as of July 24, 2009).

•	Mr. Dornbush served as a board member of Levitt Corporation, the predecessor of Woodbridge Holdings, LLC (“Woodbridge”), of which BFC owned a controlling interest;

•	Mr. Dornbush served as counsel to Benihana in the BFC Transaction at the same time he served as a board member of Levitt Corporation;

John E. Abdo is a director of Benihana.  In addition:

•
Mr. Abdo is a large shareholder and the Vice Chairman of the board of directors of BFC.  Mr. Abdo signed the documents relating to the BFC Transaction on behalf of BFC even though Mr. Abdo was also a director of Benihana;

•	Mr. Abdo is the Vice Chairman of Woodbridge, a subsidiary of BFC. Mr. Dornbush served as a board member of Woodbridge’s predecessor, Levitt; and

•
Mr. Abdo is the Vice Chairman of Bluegreen Corporation (“Bluegreen”), of which BFC owns a controlling interest.  Bluegreen is the same company for which Benihana director Norman Becker serves as a board member.

Alan B. Levan is a director of Benihana.  In addition:

•	Mr. Levan is a large shareholder and Chairman, Chief Executive Officer and President of BFC.

•
Mr. Levan is Chairman and Chief Executive Officer of Woodbridge, a subsidiary of BFC.  Mr. Levan served as Chairman and Chief Executive Officer of Woodbridge’s predecessor, of which Mr. Dornbush served as a director.

•	Mr. Levan is Chairman of Bluegreen, of which BFC owns a controlling interest. He serves on the Bluegreen’s board of directors along with Mr. Abdo and Mr. Becker.

Norman Becker is a director of Benihana.  In addition:

•	Mr. Becker is a director of the Bluegreen, of which BFC owns a controlling interest. Bluegreen is the same company for which John Abdo serves as Vice Chairman of the Board.

Other examples of the Company’s sub-standard corporate governance practices include:

Staggered Board:	For years, the Company has maintained a “staggered” or classified board.

Supermajority Voting Provisions:
A supermajority vote is required for shareholders to amend certain provisions of the Company’s Certificate of Incorporation and Bylaws, including rescinding the classified Board and removing directors for cause.

Inability to call special meetings of shareholders:	Shareholders are prohibited from calling special meetings of shareholders.

While a majority of the current members of the Board are deemed to be independent, BOT believes that the addition of independent directors not related to BFC or its subsidiaries will improve the corporate governance of the Company.

We also have significant concerns that the Company proceeded to support the proposed Merger over strong opposition from two of the Company’s largest shareholders. The Merger provided the Company the ability to issue 12,500,000 million shares of Class A Stock under its Form S-3 covering the sale of up to $30,000,000 of securities. Given the anti-dilution provisions contained in the Company’s Convertible Preferred Stock, an equity issuance of this magnitude, in our opinion, would be significantly dilutive to existing shareholders. We do not believe the Board provided shareholders with a compelling rationale to affect such a potentially dilutive fundraising.

In light of the Company’s recently announced decision to explore strategic alternatives, including a possible sale, to maximize shareholder value, we believe it is important for us to have shareholder representatives on the Board to ensure that our best interests as shareholders are represented in the boardroom.

In putting forth the BOT Common Stock Nominees for election BOT is not attempting to take control of the Company.  The BOT Common Stock Nominees, if elected, will represent a minority of the Board.  If elected to the Board, the BOT Common Stock Nominees will, subject to their fiduciary duties as directors, endeavor to work with the other members of the Board to explore all opportunities to enhance shareholder value.  The BOT Common Stock Nominees do not have any specific material actions they would recommend that the Board adopt at the time of their election to the Board.

PROPOSAL NO. 1

ELECTION OF COMMON STOCK DIRECTORS

The BOT Group is seeking your support at the Annual Meeting to elect the BOT Common Stock Nominees in opposition to the Company’s Common Stock director nominees.  The Board is currently composed of nine directors divided into three classes, Class I, Class II and Class III.  The BOT Group believes the two Class III Common Stock directors’ terms expire at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect the BOT Common Stock Nominees in opposition to the two Benihana Class III Common Stock director nominees.  Your vote to elect the BOT Common Stock Nominees will have the legal effect of replacing two incumbent Common Stock directors of Benihana with the BOT Common Stock Nominees.  If elected, the BOT Common Stock Nominees will represent a minority of the members of the Board and therefore it is not guaranteed that they will have the ability to enhance shareholder value.

THE BOT COMMON STOCK NOMINEES

Set forth below are the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the BOT Common Stock Nominees.  This information has been furnished to the BOT Group by the BOT Common Stock Nominees.  The BOT Common Stock Nominees are independent of the Company in accordance with Securities and Exchange Commission (“SEC”) and Nasdaq Stock Market rules on board independence and are citizens of the United States of America.  The BOT Common Stock Nominees have been nominated by BOT in accordance with the Company’s advance notice provision in the Company’s By-Laws, amended as of July 3, 2009 (the “Bylaws”).

Michael W. Kata (Age 58) has served as Vice President of Benihana Ono Restaurant Holdings B.V. (“Benihana Ono”) and as special consultant to the Board of Supervisory Directors since August 2006.  In his capacity as Vice President and special consultant, Mr. Kata provides advice to the board of directors and direct reporting to Benihana Ono’s shareholders regarding the operation of Benihana restaurants in Europe, including but not limited to, rending business advice about expansion, contraction, franchising, financing, staffing and other matters relating to sustaining the current business.  Mr. Kata has been involved in performing on-site inspections, menu design and product development, advertising and representing the company to potential investors and other professionals.  Additionally, as Vice President, Mr. Kata acts as a liaison between the local general manager and Benihana Ono’s shareholders.  From May 2003 to July 2006, Mr. Kata was semi-retired, providing pro bono business advice to BOT on occasion as an independent consultant.  Prior to May 2003, Mr. Kata served as President and Chief Operating Officer of BOT.  Mr. Kata has served in various positions with the BOT organization since 1973.  During his time within the BOT organization, Mr. Kata has overseen the opening of restaurants in four different countries, worked on BOT’s successful securities registration and offering and orchestrated a joint venture between BOT and a Japanese conglomerate for further expansion by BOT in Europe.  Mr. Kata is an alumnus of Bryant College, majoring in accounting.  Mr. Kata’s nearly four decades of experience within the BOT organization has given him extensive knowledge and a broad background in the restaurant industry.  It is this extensive knowledge of the restaurant industry, specifically relating to Benihana restaurants, that led the BOT Group to conclude that Mr. Kata’s service as a director would benefit the Company.  As a director Mr. Kata would bring experience and skills relevant to Benihana’s operations.  The principal business address of Mr. Kata is 560 South Lake Dasha Drive, Plantation, Florida 33324.  As of the date hereof, Mr. Kata does not directly own any securities of Benihana nor has he made any purchases or sales of any securities of Benihana during the past two years.  Mr. Kata, as a member of the BOT Group, is deemed to be the beneficial owner of the shares of Common Stock and Class A Stock owned by the members of the BOT Group.  [No member of the BOT Group made any purchases or sales during the past two years of securities of Benihana that are deemed to be beneficially owned by Mr. Kata.]

Kenneth J. Podziba (Age 46) has served as President and Chief Executive Officer of Bike New York, a not-for-profit organization that promotes bicycling and bicycle safety through education, public events and collaboration with community and government organizations, since January 2010.  In addition, Mr. Podziba has served as a Vice President and a director of BOT, the largest shareholder of Benihana, since 2005.  From February 1998 to January 2010, Mr. Podziba served as the New York City Sports Commissioner.  As a result of serving as both Vice President and a director of BOT, Mr. Podziba has developed a firm understanding of Benihana and the issues facing the Company.  Mr. Podziba graduated from Syracuse University’s S.I. Newhouse School of Public Communications and Whitman School of Management and earned an M.S. from Columbia University’s School of Architecture, Planning and Preservation.  The BOT Group believes that Mr. Podziba’s educational background, business experience and knowledge of Benihana make him highly qualified to serve as a director of the Company and that Mr. Podziba’s service as a director can bring valuable insight to the Board.  The principal business address of Mr. Podziba is 422 East 72nd Street, New York, New York 10021.  As of the date hereof, Mr. Podziba does not directly own any securities of Benihana nor has he made any purchases or sales of any securities of Benihana during the past two years.  Mr. Podziba, as a member of the BOT Group, is deemed to be the beneficial owner of the shares of Common Stock and Class A Stock owned by the members of the BOT Group.  [No member of the BOT Group made any purchases or sales during the past two years of securities of Benihana that are deemed to be beneficially owned by Mr. Podziba.]

BOT has signed or intends to sign indemnification letter agreements pursuant to which it agrees to indemnify the BOT Common Stock Nominees against claims arising from the solicitation of proxies from Benihana shareholders in connection with the Annual Meeting and any related transactions.

On July 16, 2010, the members of the BOT Group entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the parties agreed to solicit proxies or written consents for the election of the BOT Common Stock Nominees, or any other person(s) nominated by BOT, to the Board at the Annual Meeting (the “Solicitation”), and (c) BOT agreed to bear all expenses incurred in connection with the BOT Group’s activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.

Other than as stated herein, there are no arrangements or understandings between members of the BOT Group and any of the BOT Common Stock Nominees or any other person or persons pursuant to which the nomination of the BOT Common Stock Nominees described herein is to be made, other than the consent by each of the BOT Common Stock Nominees to be named in this Proxy Statement and to serve as a director of Benihana if elected as such at the Annual Meeting.  Neither of the BOT Common Stock Nominees is a party adverse to Benihana or any of its subsidiaries or has a material interest adverse to Benihana or any of its subsidiaries in any material pending legal proceedings.

The BOT Group does not expect that the BOT Common Stock Nominees will be unable to stand for election. In the event that any BOT Common Stock Nominee is unable to serve or for good cause will not serve, the BOT Group may seek to replace such BOT Common Stock Nominee with a substitute nominee to the extent substitution is permissible under the Company’s advance notice provision in the Bylaws and applicable law. In the case that the BOT Group is permitted to substitute a nominee, the BOT Group will file and deliver supplemental proxy materials, including a revised proxy card, disclosing the information relating to any substitute nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Only in such case will the shares of Common Stock represented by the enclosed GOLD proxy card be voted for substitute nominees.  In addition, BOT reserves the right to challenge any action by Benihana that has, or if consummated would have, the effect of disqualifying the BOT Common Stock Nominees.  BOT reserves the right to nominate additional persons, to the extent this is not prohibited under the Bylaws or applicable law, if Benihana increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of BOT that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of the Company’s corporate machinery.

YOU ARE URGED TO VOTE FOR THE ELECTION OF THE BOT COMMON STOCK NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

OTHER PROPOSALS

RATIFICATION OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

According to the Company’s Proxy Statement, the Board has appointed Deloitte & Touche LLP as the Company’s independent registered public accounting firm for fiscal year 2011.  The BOT Group does not object to the ratification of the Board’s appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for fiscal year 2011.

LITIGATION IN THE SURROGATE’S COURT INVOLVING THE TRUST

On June 3, 2009 the Surrogate’s Court of the State of New York, County of New York (the “Surrogate’s Court”) entered an interim order temporarily enjoining the trustees of the Trust from leasing, licensing, transferring, selling, disposing, or in any way pledging or encumbering any assets of the Trust pending resolution of the related probate proceeding (the “Interim Order”).

On July 20, 2010, the Surrogate’s Court entered an order to show cause to modify the Interim Order (the “Order to Show Cause”).  The Order to Show Cause requires respondents Kevin Aoki, Kana Aoki Nootenboom, Kyle Aoki and Kenneth Podziba to show cause before the Surrogate’s Court on August 11, 2010, why an order should not be entered modifying the Interim Order, granting expedited resolution of the pending motion for summary judgment in the related probate proceeding and granting any further relief the Court deems appropriate.  In addition, the Order to Show Cause orders respondents, and any who are acting in concert or participation with them, from leasing, licensing, transferring, selling, disposing, or in any way pledging or encumbering any assets of the Trust.  The BOT Group does not believe that the Interim Order or the Order to Show Cause prevent the BOT Group’s nomination of the Common Stock Nominees or solicitation of proxies for the Annual Meeting.

VOTING AND PROXY PROCEDURES

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Holders of Common Stock are entitled to one vote per share on all business of the Annual Meeting including any adjournment or postponement thereof, except for the election of the Class A common stock director.  The holder of the Series B Stock is entitled to vote on an “as if converted” basis together with the holders of the Common Stock.  Shareholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.  Based on publicly available information, the BOT Group believes that the only outstanding classes of securities of Benihana entitled to vote at the Annual Meeting are the Common Stock, Class A Stock and Series B Stock.

Shares of Common Stock represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the BOT Common Stock Nominees to the Board, FOR the ratification of the Board’s appointment of Deloitte & Touche LLP as the Company’s independent public accounting firm for fiscal year 2011, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

You are being asked to elect the BOT Common Stock Nominees. The enclosed GOLD proxy card may only be voted for the BOT Common Stock Nominees and does not confer voting power with respect to the Company’s Common Stock director nominees.  Accordingly, you will not have the opportunity to vote for any of the Company’s Common Stock director nominees.  You can only vote for the Company’s Common Stock director nominees by signing and returning a proxy card provided by Benihana.  Shareholders should refer to the Benihana proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s Common Stock director nominees.  The participants in this solicitation intend to vote all of their shares of Common Stock in favor of the BOT Common Stock Nominees.  The enclosed GOLD proxy card does not confer voting power with respect to shares of Class A Stock.  If you hold shares of Class A Stock in addition to shares of Common Stock you can only vote your shares of Class A Stock by signing and returning a proxy card provided by the Company.  There is no assurance that any of the Company’s nominees will serve as directors if the BOT Common Stock Nominees are elected.

QUORUM

One-third of the voting power of the Common Stock and Series B Stock represented at the Annual Meeting in person or by proxy will constitute a quorum for the purposes of electing the Common Stock directors.  One-third of the voting power of the Common Stock, the Class A Stock and Series B Stock represented at the Annual Meeting in person or by proxy will constitute a quorum for purposes of all other matters, except for purposes of electing the Class A common stock director, brought before the Annual Meeting.

VOTES REQUIRED

Vote required for the election of Common Stock directors.    A plurality of the votes cast at the Annual Meeting by the holders of Common Stock and Series B Stock is required to elect the Common Stock directors to the Board.

Vote required for the ratification of the appointment of Deloitte & Touche LLP.  Ratification of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for fiscal year 2011 requires the affirmative vote of the holders of a majority of the Common Stock, Class A Stock and Series B Stock present in person or represented by proxy and voting on the matter.

Abstentions and broker non-votes will have no effect on the outcome of any matter, including the election of directors, to be considered at the Annual Meeting.

DISCRETIONARY VOTING

Shares of Common Stock held in “street name” and held of record by banks, brokers or nominees may not be voted by such banks, brokers or nominees unless the beneficial owners of such shares of Common Stock provide them with instructions on how to vote.

ABSTENTIONS AND BROKER NON-VOTES

Abstentions and broker “non-votes” will count as votes present for the purpose of determining whether a quorum is present.  Abstentions and broker “non-votes” will not be counted in the voting results and will have no effect on the outcome of the proposals.

REVOCATION OF PROXIES

Shareholders of Benihana may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to the BOT Group in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement or to Benihana at 8685 Northwest 53rd Terrace, Miami, Florida 33166, or any other address provided by Benihana.  Although a revocation is effective if delivered to Benihana, the BOT Group requests that either the original or photostatic copies of all revocations be mailed to the BOT Group in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement so that the BOT Group will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date and the number of outstanding shares of Common Stock represented thereby.  Additionally, Okapi Partners may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the BOT Common Stock Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE BOT COMMON STOCK NOMINEES TO THE BOARD OR FOR THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the BOT Group.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

BOT has entered into an agreement with Okapi Partners for solicitation and advisory services in connection with this solicitation, for which Okapi Partners will receive a fee not to exceed $150,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Okapi Partners will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  BOT has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  BOT will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Okapi Partners will employ approximately 10-15 persons to solicit Benihana shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by the BOT Group. Costs of this solicitation of proxies are currently estimated to be approximately $[ ].  The BOT Group estimates that through the date hereof its expenses in connection with this solicitation are approximately $[ ].  The BOT Group intends to seek reimbursement from Benihana of all expenses it incurs in connection with this solicitation.  The BOT Group does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The BOT Common Stock Nominees and the other members of the BOT Group are participants in this solicitation.  The principal business of BOT is the operation of certain Benihana-brand restaurants in Hawaii.  The principal business of the Trust is to own all of the shares of BOT.

The address of the principal office of each of BOT and the Trust is 2005 Kalia Road, Honolulu, Hawaii 96815.

As of the date hereof, BOT beneficially owns 2,153,744 shares of Common Stock and 525 shares of Class A Stock.  As of the date hereof, the Trust (as the sole shareholder of BOT) is deemed to be the beneficial owner of the 2,153,744 shares of Common Stock and the 525 shares of Class A Stock owned by BOT.

Each of the BOT Common Stock Nominees, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act is deemed to be a beneficial owner of the 2,153,744 shares of Common Stock and the 525 shares of Class A Stock owned by BOT.  Each of the BOT Common Stock Nominees disclaims beneficial ownership of such shares of Common Stock and Class A Stock, except to the extent of his pecuniary interest therein.

Each member of the BOT Group, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, is deemed to beneficially own the shares of Common Stock and Class A Stock beneficially owned in the aggregate by the other members of the group.  Each member of the BOT Group disclaims beneficial ownership of such shares of Common Stock and Class A Stock, except to the extent of their pecuniary interest therein.  No member of the BOT Group made any purchases or sales of securities of Benihana during the past two years.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting.  There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the BOT Common Stock Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires persons who beneficially own more than 10% of the Common Stock or Class A Stock to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC.  Based solely on its review of the transaction history and ownership information with respect to the shares of Common Stock and shares of Class A Stock by the members of the BOT Group, the BOT Group believes that all of the Section 16(a) filing requirements were satisfied by the members of the BOT Group.

OTHER MATTERS AND ADDITIONAL INFORMATION

The BOT Group is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which the BOT Group is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

SHAREHOLDER PROPOSALS

Proposals of shareholders that are intended to be presented at the Company’s 2011 annual meeting of shareholders (the “2011 Annual Meeting”) must be delivered to the Company’s principal executive offices no later than [_____], 2011, in order to be considered for possible inclusion in the Company’s proxy statement and form of proxy card relating to the 2011 Annual Meeting; provided, however, if the date of the 2011 Annual Meeting  has been changed by more than 30 calendar days before or after September 14, 2011, notice by the shareholders to be timely must be delivered a reasonable time before the Company begins to print and mail its proxy solicitation for the 2011 Annual Meeting.

If a shareholder intends to submit a proposal at the 2011 Annual Meeting which is not eligible for inclusion in the Company’s proxy statement and form of proxy card relating to the meeting, the shareholder must provide the information required by the Bylaws not less than 60 days nor more than 90 days prior to the 2011 Annual Meeting.  However, in the event that less than 70 days’ notice or prior public disclosure of the date of the Annual Meeting is given to shareholder, notice of a proposal must be received not later than the 10th day following the day on which notice of the date of the 2011 Annual meeting is mailed or public disclosure is made.  All proposals and notifications should be addressed to the Assistant Secretary, Benihana Inc., 8685 Northwest 53rd Terrace, Miami, Florida 33166.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2011 Annual Meeting is based on information contained in the Company’s proxy statement.  The incorporation of this information in this proxy statement should not be construed as an admission by the BOT Group that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

THE BOT GROUP HAS OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN BENIHANA’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON BENIHANA’S CURRENT COMMON STOCK DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  PLEASE NOTE THAT THE BOT GROUP WAS NOT INVOLVED IN THE PREPARATION OF BENIHANA’S PROXY STATEMENT. SEE SCHEDULE I FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF EITHER THE COMMON STOCK OR THE CLASS A STOCK AND THE OWNERSHIP OF THE COMMON STOCK AND CLASS A STOCK BY THE DIRECTORS AND MANAGEMENT OF BENIHANA.

The information concerning Benihana contained in this Proxy Statement and the Schedule attached hereto has been taken from, or is based upon, publicly available information.

THE BOT GROUP

_________, 2010

SCHEDULE I

The following table contains information from Benihana’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 6, 2010.

The following tables set forth information relating to the beneficial ownership of our Common Stock and Class A Common Stock by all persons we know to beneficially own more than 5% of either our Common Stock or our Class A Common Stock outstanding on July 16, 2010 and by each named executive officer and current director and all of our current executive officers and directors as a group. As of the close of business on July 16, 2010, there were 5,649,082 shares of Common Stock, 9,795,168 shares of Class A Common Stock and 800,000 shares of Series B convertible preferred stock (convertible into 1,578,943 shares of Common Stock) outstanding.  Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934.  Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Common Stock and Class A Common Stock, as applicable, that they beneficially own, subject to applicable community property laws.  All shares of Common Stock and Class A Common Stock subject to options or warrants exercisable within 60 days of July 16, 2010 or issuable upon conversion of our Series B convertible preferred stock are deemed to be outstanding and beneficially owned by the persons holding those options, warrants or Series B convertible preferred stock, for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person.  They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

	Common Stock		Class A Common Stock
Name (and address if applicable) of Beneficial Owners 1	Amount and Nature of Beneficial Ownership	Percent of Class	Amount and Nature of Beneficial Ownership (1)	Percent of Class

5% Stockholders

Benihana of Tokyo, Inc. (2) 232 East 63 rd Street New York, New York 10021	2,153,744	38.1%	-	-

Kyle Aoki (2)

Grace Aoki (2)	2,153,744	38.1%	-	-

Kevin Y. Aoki (2)	2,153,744	38.1%	-	-

Kenneth Podziba (2)	2,153,744	38.1%	-	-

	Common Stock		Class A Common Stock
Name (and address if applicable) of Beneficial Owners 1	Amount and Nature of Beneficial Ownership	Percent of Class	Amount and Nature of Beneficial Ownership (1)	Percent of Class

BFC Financial Corporation (3) 2100 W Cypress Creek Road Ft. Lauderdale, Florida 33309	1,578,943	21.8%	-	-

Andreeff Equity Advisors, L.L.C. (4) Dane Andreeff 140 East St. Lucia Lane Santa Rosa Beach, FL 32459	537,634	9.5%	642,287	6.6%

FMR, LLC (5) Fidelity Management & Research Company Fidelity Low-Priced Stock Fund Edward C. Johnson 3d 82 Devonshire Street Boston, MA 02109	585,155	10.4%	-	-

Coliseum Capital Management, LLC (6) Adam Gray Christopher Shackelton 767 Third Avenue, 35th Floor New York, NY 10017	232,483	4.1%	1,263,883	12.9%

RBC Global Asset Management (U.S.) Inc.(7) 100 South Fifth Street, Suite 2300 Minneapolis, MN 55402	-	-	978,106	10.0%

Named Executive Officers and Directors

Richard C. Stockinger (9)	15,237	*	16,667	*

Christopher P. Ames	-	-	-	-

Gene R. Baldwin	-	-	-	-

Juan C. Garcia (11)	-	-	10,533	*

John E. Abdo (3) (8) (9)	79,500	1.4%	122,333	1.2%

Norman Becker (8) (9)	39,375	*	103,083	1.0%

J. Ronald Castell (8) (9)	10,000	*	43,333	*

Darwin C. Dornbush (9)	16,737	*	21,975	*

	Common Stock		Class A Common Stock
Name (and address if applicable) of Beneficial Owners 1	Amount and Nature of Beneficial Ownership	Percent of Class	Amount and Nature of Beneficial Ownership (1)	Percent of Class

Lewis Jaffe (8) (9)	15,000	*	57,033	*

Alan B. Levan (3) (9)	-	-	6,667	*

Joseph J. West (8) (9)	11,000	*	43,333	*

Taka Yoshimoto (10)	112,700	2.0%	3,600	*

All current directors and executive officers as a group (8) (9)	186,849	3.2%	414,424	4.1%

(1)
Shares of our Common Stock are convertible at any time into shares of our Class A Common Stock at the option of the holder.  Therefore, each beneficial owner of our Common Stock may be deemed the beneficial owner of the same number of shares of our Class A Common Stock.  The holdings listed in the table setting forth beneficial ownership of Class A Common Stock do not include holdings of Common Stock (as converted).

(2)
All of the issued and outstanding capital stock of Benihana of Tokyo, Inc. (the “Benihana of Tokyo Stock”) is owned by a trust of which Kevin Y. Aoki, Kyle Aoki, Grace Aoki and Kenneth Podziba are the named trustees.  By reason of such position, such individuals may be deemed to share beneficial ownership of the Benihana of Tokyo Stock and the shares of our stock owned by Benihana of Tokyo.

(3)
Represents Common Stock which BFC Financial Corporation (“BFC”) would own upon conversion of the 800,000 shares of our Series B convertible preferred stock currently held by BFC.  BFC may be deemed to be controlled by Alan B. Levan and John E. Abdo, who collectively may be deemed to have an aggregate beneficial ownership of shares of BFC’s common stock representing approximately 71.6% of the total voting power of BFC.  Mr. Levan serves as Chairman and Chief Executive Officer of BFC, and Mr. Abdo serves as Vice Chairman of BFC.

(4)
Based solely on Schedule 13Gs filed jointly by Dane Andreeff and Andreeff Equity Advisors, L.L.C. on February 12, 2010.  Each of Mr. Andreeff and Andreeff Equity Advisors, L.L.C. has shared voting and shared dispositive power with respect to 537,634 shares of Common Stock and 642,287 shares of Class A Common Stock.

Mr. Andreeff is a control person of Andreeff Equity Advisors, L.L.C., in accordance with Rule 13d-1(b)(1)(ii)(G) of the Securities Exchange Act of 1934.  Mr. Andreeff also owns an interest in Maple Leaf Capital I, L.L.C., which is the general partner of certain limited partnerships which own shares of Common Stock, including, Maple Leaf Partners, L.P. and Maple Leaf Offshore, Ltd.  Andreeff Equity Advisors, L.L.C. is the investment adviser of each such limited partnership.

On February 12, 2010, a Schedule 13G was (i) filed by Maple Leaf Offshore, Ltd. indicating that it has shared voting power and shared dispositive power with respect to 225,446 shares of Common Stock; (ii) filed by Maple Leaf Partners, L.P. indicating that it has shared voting power and shared dispositive power with respect to 275,756 shares of Common Stock; and (iii) filed jointly by Maple Leaf Capital I, L.L.C. (with Dane Andreeff and Andreeff Equity Advisors, L.L.C.) indicating Maple Leaf Capital I, L.L.C. has shared voting power and shared dispositive power with respect to 312,188 shares of Common Stock.  On February 12, 2010, a Schedule 13G was filed jointly by Maple Leaf Capital I, L.L.C. and Maple Leaf Offshore, Ltd. indicating Maple Leaf Capital I, L.L.C. has shared voting power and shared dispositive power with respect to 372,955 shares of Class A Common Stock, and Maple Leaf Offshore, Ltd. has shared voting power and shared dispositive power with respect to 269,332 shares of Class A Common Stock.

(5)
Based solely on a Schedule 13G filed jointly by FMR, LLC, Fidelity Management & Research Company, Fidelity Low-Priced Stock Fund and Edward C. Johnson 3d on January 11, 2010.  Each of FMR, LLC and Mr. Johnson have sole dispositive power with respect to 585,155 shares of Common Stock.  The board of trustees for Fidelity Low-Priced Stock Fund has sole voting power with respect to 585,155 shares of Common Stock.

(6)
Based solely on a Schedule 13D filed jointly by Coliseum Capital Management, LLC, Adam Gray and Christopher Shakelton on July 16, 2010.  Each of Coliseum Capital Management, LLC and Messrs. Gray and Shackelton have shared voting power and shared dispositive power with respect to 1,263,883 shares of Class A Common Stock and 232,483 shares of Common Stock.

(7)
Based solely on a Schedule 13G filed by such person on February 10, 2010. Such person has shared voting power with respect to 287,114 shares of Class A Common Stock and shared dispositive power with respect to 978,106 shares of Class A Common Stock.

(8)
Beneficial ownership on this table includes the following number of shares of Common Stock which may be purchased upon exercise of options which are presently exercisable or which will become exercisable within 60 days after July 16, 2010: Mr. Abdo – 36,500 shares; Mr. Becker – 33,625 shares; Mr. Jaffe – 15,000 shares; Mr. West – 10,000 shares; Mr. Castell – 10,000 shares; all current executive officers and directors as a group – 105,125 shares.

(9)
Beneficial ownership on this table also includes the following number of shares of Class A Common Stock which may be purchased upon exercise of options which are presently exercisable or which will become exercisable within 60 days after July 16, 2010: Mr. Abdo – 96,333 shares; Mr. Becker – 90,583 shares; Mr. Jaffe – 53,333 shares; Mr. Castell – 43,333 shares; Mr. West – 43,333 shares; Mr. Stockinger – 16,667 shares; Mr. Dornbush – 20,000 shares; Mr. Levan – 6,667; all current executive officers and directors as a group – 370,249 shares.

(10)	Mr. Yoshimoto resigned as our Executive Vice President – Operations and as a member of our Board of Directors effective December 18, 2009.

(11)	Mr. Garcia resigned as our President and Chief Operating Officer effective January 13, 2010.

IMPORTANT

Tell your Board what you think! Your vote is important.  No matter how many shares of Common Stock you own, please give the BOT Group your proxy FOR the election of the BOT Common Stock Nominees by taking three steps:

●	SIGNING the enclosed GOLD proxy card,

●	DATING the enclosed GOLD proxy card, and

●	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.  Accordingly, please contact the person responsible for your account and instruct that person to execute the GOLD proxy card representing your shares of Common Stock.  The BOT Group urges you to confirm in writing your instructions to the BOT Group in care of Okapi Partners at the address provided below so that the BOT Group will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi Partners at the address set forth below.

OKAPI PARTNERS LLC
437 Madison Avenue, 28th Floor
New York, N.Y. 10022
Shareholders Call Toll-Free at: 877-285-5990
Banks and Brokers Call Collect at: 212-297-0720
info@okapipartners.com

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED AUGUST 18, 2010

BENIHANA INC.

2010 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE BOT GROUP

THE BOARD OF DIRECTORS OF BENIHANA, INC. IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints [ ] and [ ], and each of them, attorneys and agents with full power of substitution to vote all shares of Common Stock of the Benihana Inc. (“Benihana” or the “Company”) which the undersigned would be entitled to vote if personally present at the 2010 Annual Meeting of Shareholders of the Company scheduled to be held at ______________ located at ___ ________, ________, _________ _______ on Tuesday, September 14, 2010 at 10:0 a.m., including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to the BOT Group a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSAL ON THE REVERSE, THIS PROXY WILL BE VOTED FOR PROPOSAL NO. 1 AND FOR PROPOSAL NO. 2.

This Proxy will be valid until the completion of the Annual Meeting.  This Proxy will only be valid in connection with the BOT Group’s solicitation of proxies for the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

THE BOT GROUP STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL NO.1

Proposal  No. 1 – The BOT Group’s Proposal to Elect Michael W. Kata and Kenneth J. Podziba as Class III Common Stock directors of the Company.

	FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE WRITTEN BELOW

Nominees: Michael W. Kata Kenneth J. Podziba	[ ]	[ ]	[ ] ________________

THE BOT GROUP MAKES NO RECOMMENDATION ON PROPOSAL NO. 2

Proposal  No. 2 – To ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for fiscal year 2011.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES OF COMMON STOCK ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.